

PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Carlos DellaMaddalena
Director, Corporate Communications
1.404.731.3431
carlos.dellamaddalena@intergraph.com

Intergraph Reaches Patent Agreement with Acer
Terms Include $7.5 Million Royalty Payment

HUNTSVILLE, Ala., April 24 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of spatial information management (SIM) software, today announced a patent license agreement between Intergraph's intellectual property subsidiary and Acer Incorporated. Under the terms of the agreement, Acer will make a one-time, fully-paid royalty payment of $7.5 million based upon a 1% royalty on applicable product revenue.

Intergraph expects to record after-tax intellectual property income from this agreement of approximately $4.3 million, net of all fees, expenses and estimated taxes, in the second quarter of 2006. As a result of the patent license agreement, Acer will obtain a fully paid-up worldwide license to Intergraph's Clipper patents, and Intergraph will obtain an option to license certain Acer patents on royalty-bearing terms.

"We are pleased to have reached a licensing agreement with Acer," said R. Halsey Wise, President & Chief Executive Officer of Intergraph Corporation. "The Acer license demonstrates our continued commitment to enforce and realize value from our intellectual property portfolio in the best interest of our Company and shareholders."

About Intergraph
Intergraph Corporation (NASDAQ: INGR) is a leading global provider of spatial information management (SIM) software. Security organizations, businesses and governments in more than 60 countries rely on the Company's spatial technology and services to make better and faster operational decisions. Intergraph's customers organize vast amounts of complex data into understandable visual representations, creating intelligent maps, managing assets, building and operating better plants and ships, and protecting critical infrastructure and millions of people around the world. For more information, visit www.intergraph.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, any projections or expectations regarding future results, including revenue, operating income levels, margins, and cash flows; expectations regarding future market conditions; and the Company's organizational realignment and cost reduction efforts, and their anticipated impact on the Company and its divisions and business units; information regarding the development, timing of introduction, exportability, and performance of new products; the Company's ability to win new orders and any statements of the plans, strategies, expectations, and objectives of management for future operations. Forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); potential adverse outcomes or consequences associated with the Company's organizational realignment; material changes with respect to our business, litigation, or the securities markets (including the market for Intergraph common stock); risks associated with doing business internationally (including foreign currency fluctuations and export controls); worldwide political and economic conditions and changes; increased competition; rapid technological change; unanticipated changes in customer requirements, including reductions in funding or spending for, or scope of, government projects; ability to identify suitable sources of growth and to identify and execute upon suitable acquisition targets at reasonable prices; ability to improve margins; adverse trends in energy demand and prices; ability to attract or retain key personnel; the ability to access or deliver the technology necessary to compete in the markets served; potential obsolescence or exhaustion of the Company's intellectual property rights, and changes in the market value of licensed products; the ability, timing, and costs to enforce and protect the Company's intellectual property rights; risks associated with various ongoing litigation proceedings and other disputes; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission. The Company undertakes no obligation to make any revision to any forward-looking statement or to update any such statement to reflect events or circumstances occurring after the date thereof. Accordingly, the reader is cautioned not to unduly rely on such forward-looking statements.

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